Form 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 7, 2005

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

60 MARTIN PLACE, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F                                           ☒                                    Form 40-F                                           ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Act of 1934.]

Yes                            ☐                                                                                    No                                ☒

[If “Yes” is marked, indicate the file number assigned to the registrant in connection with
Rule 12g3-2(b):82-     ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: January 7, 2005	By:	/s/ Manuela Adl
Manuela Adl
SVP & Chief Operating Officer

Media release

7 January 2005

Westpac commits $1million to tsunami relief

In response to the Asian tsunami crisis, Westpac is providing a total commitment of at least $1million over the next 12 months:

•                  An increased upfront donation of $250,000 to the Oxfam Community Aid Abroad Earthquake Tsunami Emergency Appeal

•                  Through Westpac’s Matching Gifts program, all staff cash donations to any tsunami appeal will be matched dollar-for-dollar. Current indications show that staff will raise at least $250,000

•                  Further funding of project and redevelopment initiatives that will take the total Westpac commitment over the next 12 months to $1million

•                  Westpac is collecting donations on behalf of the Oxfam Community Aid Abroad Earthquake Tsunami Emergency Appeal with over $4.7 million collected so far through its 800 strong branch network

•                  Westpac Altitude credit card customers will shortly (by early next week) be able to use their accrued Altitude rewards points, earned on Altitude MasterCard, American Express and Visa cards, to donate to the Oxfam Community Aid Abroad Earthquake Tsunami Emergency Appeal

•                  Westpac will waive fees associated with donating to the tsunami appeals, including merchant service fees, to ensure aid agencies will not be out of pocket

•                  Under Westpac’s existing banking charity package, no bank fees are charged on accounts held by charity organisations raising funds for the tsunami appeal

Westpac will continue to review its contribution and is beginning to work with aid agencies to investigate where it can provide future medium to long-term assistance, including staff volunteering programs.

Ends.

For Further Information

David Lording	Julia Quinn
Media Relations	Media Relations
Westpac Banking Corporation	Westpac Banking Corporation
Ph: 02 9226 3510	Ph: 02 9226 3443
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